07027918

RECEIVED

2007 NOV 14 A 8:45

Imperial Metals

**Imperial Metals Corporation**
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

October 31, 2007

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street, NE
Washington, DC 20549

SUPPL

Dear Sirs:

**Re: 12g3-2(b) - File No. 82-34714**

We enclose a copy of the Company's news release dated October 31, 2007 along with a Material Change Report.

Yours truly,

**IMPERIAL METALS CORPORATION**

Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosures

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

11/15

#82-34714

Imperial Metals

**Imperial Metals Corporation**
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

## NEWS RELEASE

**Appeal Filed in Federal Court Ruling Regarding Imperial's Red Chris Project**

Vancouver, BC – October 31, 2007 – **Imperial Metals Corporation (TSX:III)** reports that appeals have been filed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada and by bcMetals Corporation (a wholly owned subsidiary of Imperial Metals Corporation) in connection with the September 25, 2007 ruling of the Federal Court of Canada which set aside the Federal Screening Report of bcMetals' Red Chris project, issued in May, 2006.

At issue is the nature of the discretion of Federal authorities to scope a project under the Canadian Environmental Assessment Act.

The Red Chris Project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information including the fact that the project was undergoing a full Provincial environmental assessment, it was determined that the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full cooperation with the Federal responsible authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental, and socio-economic elements of the project and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace, and Stewart and the Government Agent's office in Dease Lake and Band Offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the BC Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris Project.

In July 2005, the Provincial Environmental Assessment Report concluded that the project was not likely to cause significant adverse environmental effects. The project subsequently received a Provincial Environmental Certificate. In April 2006, the Federal responsible authorities issued their Screening Report which also concluded that the project was not likely to cause significant adverse environmental effects.

The appealed judgment impacts only the Federal environmental assessment. There is no impact on the Provincial Environmental Certificate. If the appeal is successful, the Screening Report will stand. If the appeal is unsuccessful, the responsible Federal authorities will be required to carry out a comprehensive study level review, substantially duplicating the work that has been carried out by the Province under the B.C. Environmental Assessment Act.

---

**Contact:**
Brian Kynoch, President 604.669.8959 or Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

Imperial Metals Corporation (the "Company")
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

**Item 2 Date of Material Change**

October 31, 2007

**Item 3 News Release**

The Company issued a news release at Vancouver, British Columbia on October 31, 2007 through Marketwire and was electronically filed through SEDAR.

**Item 4 Summary of Material Change**

The Company reported that appeals have been filed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada and by bcMetals Corporation (a wholly owned subsidiary of Imperial Metals Corporation) in connection with the September 25, 2007 ruling of the Federal Court of Canada which set aside the Federal Screening Report of bcMetals' Red Chris project, issued in May, 2006.

**Item 5 Full Description of Material Change**

The Company reported that appeals have been filed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada and by bcMetals Corporation (a wholly owned subsidiary of Imperial Metals Corporation) in connection with the September 25, 2007 ruling of the Federal Court of Canada which set aside the Federal Screening Report of bcMetals' Red Chris project, issued in May, 2006.

At issue is the nature of the discretion of Federal authorities to scope a project under the Canadian Environmental Assessment Act.

The Red Chris Project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information including the fact that the project was undergoing a full Provincial environmental assessment, it was determined that the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full cooperation with the Federal responsible authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental, and socio-economic elements of the project and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace, and Stewart and the Government Agent's office in Dease Lake and Band Offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the BC Gazette and local

newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris Project.

In July 2005, the Provincial Environmental Assessment Report concluded that the project was not likely to cause significant adverse environmental effects. The project subsequently received a Provincial Environmental Certificate. In April 2006, the Federal responsible authorities issued their Screening Report which also concluded that the project was not likely to cause significant adverse environmental effects.

The appealed judgment impacts only the Federal environmental assessment. There is no impact on the Provincial Environmental Certificate. If the appeal is successful, the Screening Report will stand. If the appeal is unsuccessful, the responsible Federal authorities will be required to carry out a comprehensive study level review, substantially duplicating the work that has been carried out by the Province under the B.C. Environmental Assessment Act.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

**Item 9 Date of Report**

DATED at Vancouver, British Columbia, this 31st day of October, 2007.

**IMPERIAL METALS CORPORATION**

Per: *"Andre Deepwell"*
Signature of authorized signatory

Andre Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals

**Imperial Metals Corporation**
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

# NEWS RELEASE

**Appeal Filed in Federal Court Ruling Regarding Imperial's Red Chris Project**

Vancouver, BC – October 31, 2007 – **Imperial Metals Corporation (TSX:III)** reports that appeals have been filed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada and by bcMetals Corporation (a wholly owned subsidiary of Imperial Metals Corporation) in connection with the September 25, 2007 ruling of the Federal Court of Canada which set aside the Federal Screening Report of bcMetals' Red Chris project, issued in May, 2006.

At issue is the nature of the discretion of Federal authorities to scope a project under the Canadian Environmental Assessment Act.

The Red Chris Project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information including the fact that the project was undergoing a full Provincial environmental assessment, it was determined that the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full cooperation with the Federal responsible authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental, and socio-economic elements of the project and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace, and Stewart and the Government Agent's office in Dease Lake and Band Offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the BC Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris Project.

In July 2005, the Provincial Environmental Assessment Report concluded that the project was not likely to cause significant adverse environmental effects. The project subsequently received a Provincial Environmental Certificate. In April 2006, the Federal responsible authorities issued their Screening Report which also concluded that the project was not likely to cause significant adverse environmental effects.

The appealed judgment impacts only the Federal environmental assessment. There is no impact on the Provincial Environmental Certificate. If the appeal is successful, the Screening Report will stand. If the appeal is unsuccessful, the responsible Federal authorities will be required to carry out a comprehensive study level review, substantially duplicating the work that has been carried out by the Province under the B.C. Environmental Assessment Act.

---

**Contact:**
Brian Kynoch, President 604.669.8959 or Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

END